

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 21, 2011

Mr. Todd S. Nelson
Chief Executive Officer
Education Management Corporation
210 Sixth Avenue, 33rd Floor
Pittsburgh, PA 15222

      Re: Education Management Corporation
               Form 10-K for Fiscal Year Ended June 30, 2010
               Filed September 1, 2010
               Definitive Proxy Statement
               Filed October 6, 2010
               File No. 001-34466

Dear Mr. Nelson:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               /s/ Carlos Pacho for

               Larry Spirgel
               Assistant Director

cc: <u>Sent via facsimile to (412) 995-7322</u>
          J. Devitt Kramer
          General Counsel